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                                                                  Exhibit (e)(6)
                                                                  --------------

                  [LETTERHEAD OF DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION]



                                        January 21, 2000

Board of Directors
Echelon International Corp.
450 Carrillon Parkway
Suite 200
St. Petersburg, FL 33716

Dear Sirs:

     You have requested our opinion as to the fairness from a financial point of view to the stockholders of Echelon International Corporation (the "Company") of the tender price pursuant to the terms of the Agreement and Plan of Merger, dated as of January 21, 2000 (the "Agreement"), by and among ETA Holding LLC, a Delaware corporation ("Parent"), EIN Acquisition Corp., a Florida corporation ("Sub"), a wholly owned subsidiary of Parent, and the Company pursuant to which Sub will be merged (the "Merger") with and into the Company.

     Pursuant to the Agreement, Parent and Sub will commence a tender offer (the "Tender Offer") for all of the outstanding shares of the Company's common stock, par value $0.01 per share ("Company Common Stock") at a purchase price of $34 per share. The Tender Offer is to be followed by the Merger in which the shares of holders of Company Common Stock not tendered would be converted into the right to receive $34 per share.

     In arriving at our opinion, we have reviewed the draft dated January 21, 2000 of the Agreement and the exhibits thereto. We also have reviewed financial and other information that was publicly available or furnished to us by the Company including information provided during discussions with the Company's management. Included in the information provided during discussions with management were certain financial projections of the Company for the period beginning January 1, 1999 and ending December 31, 2003 prepared by the management of the Company. In addition, we have compared certain financial and securities data of the Company with various other companies whose securities are traded in public markets, reviewed the historical stock prices of Company Common Stock and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

     In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company and its representatives, or that was otherwise
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Echelon International Corp.                                    January 21, 2000
Page 2


reviewed by us. With respect to the financial projections supplied to us, we have relied on representations that they have been reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Company. In particular, we have relied upon management's projections regarding the on-going development and sale assumptions for multifamily and commercial projects. We have not assumed any responsibility for making an independent evaluation of any assets or liabilities or for making any independent verification of any of the information reviewed by us.

     Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. In addition, our opinion does not address the relative merits of the Tender Offer and the Merger as compared to the other business strategies considered by the Company's Board of Directors, nor does it address the Board's decision to proceed with the Tender Offer and the Merger. Our opinion does not constitute a recommendation to any stockholder as to whether such shareholder should tender any shares of Company Common Stock in the Tender Offer.

     Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. DLJ has performed investment banking and other services for the Company in the past and has received customary compensation for such services. Such services consisted of assisting the Company in a share buy-back program in October 1998.

     Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that the consideration to be received by holders of Company Common Stock pursuant to the Agreement is fair to such holders from a financial point of view.

                                 Very truly yours,

                                 DONALDSON, LUFKIN & JENRETTE
                                 SECURITIES CORPORATION

                                 By: /s/ Michael S. Dana
                                   --------------------------
                                    Michael S. Dana
                                    Managing Director